SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, July 5, 2019 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s premier domestic airline, announces today preliminary air traffic figures for the month of June 2019. Comparisons refer to the same period of 2018.

Highlights

|         GOL’s domestic supply (ASK) was flat and demand (RPK) increased by 6.5%. GOL’s domestic load factor was 84.3%, a 5.2 p.p. increase in comparison to June 2018. The volume of departures increased by 1.4% and seats increased by 1.9% over June 2018.

|         GOL’s international supply (ASK) and demand (RPK) increased by 78.1% and 116.4%, respectively, and international load factor was 75.5%, an increase of 13.4 p.p. in relation to June 2018.

|         GOL’s total supply (ASK) was 7.0% higher due to a 4.7% increase in seats, a 4.6% increase in departures and a 2.2% increase in stage length. GOL’s total demand (RPK) increased by 14.4% in comparison to June 2018 and consolidated load factor was 83.0%.

	Monthly Traffic Figures (¹)			Quarterly Traffic Figures (¹)			Accumulated Traffic Figures (¹)
Operational data *	Jun/19	Jun/18	% Var.	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Total GOL
Departures	19,878	19,010	4.6%	58,787	58,247	0.9%	122,570	122.696	-0.1%
Seats (thousand)	3,472	3,318	4.7%	10,228	9,912	3.2%	21,378	20,712	3.2%
ASK (million)	3,882	3,629	7.0%	11,365	10,673	6.5%	24,404	23,094	5.7%
RPK (million)	3,222	2,815	14.4%	9,308	8,340	11.6%	19,932	18,341	8.7%
Load Factor	83.0%	77.6%	5.4 p.p	81.9%	78.1%	3.8 p.p	81.7%	79.4%	2.3 p.p
Pax on board (thousand)	2,824	2,507	12.6%	8,186	7,517	8.9%	17,135	15,832	8.2%
Domestic GOL
Departures	18,464	18,206	1.4%	54,788	55,512	-1.3%	114,194	115,622	-1.2%
Seats (thousand)	3,229	3,169	1.9%	9,535	9,422	1.2%	19,926	19,457	2.4%
ASK (million)	3,302	3,303	0.0%	9,747	9,618	1.3%	20,768	20,398	1.8%
RPK (million)	2,784	2,613	6.5%	8,071	7,614	6.0%	17,161	16,318	5.2%
Load Factor	84.3%	79.1%	5.2 p.p	82.8%	79.2%	3.6 p.p	82.6%	80.0%	2.6 p.p
Pax on board (thousand)	2,640	2,416	9.3%	7,672	7,182	6.8%	16,035	14,897	7.6%
International GOL
Departures	1,414	804	75.9%	3,999	2,735	46.2%	8,376	7,074	18.4%
Seats (thousand)	244	149	63.8%	693	490	41.5%	1,452	1,255	15.7%
ASK (million)	580	326	78.1%	1,619	1,054	53.5%	3,636	2,696	34.9%
RPK (million)	437	202	116.4%	1,237	726	70.4%	2,771	2,022	37.0%
Load Factor	75.5%	62.1%	13.4 pp	76.4%	68.8%	7.6 p.p	76.2%	75.0%	1.2 p.p
Pax on board (thousand)	184	91	101.8%	514	335	53.5%	1,100	935	17.6%
On-time Departures	93.8%	92.4%	1.4 p.p	93.0%	93.6%	-0.6 p.p	89.9%	93.9%	-4.0 p.p
Flight Completion	98.9%	98.5%	0.4 p.p	98.4%	98.7%	-0.3 p.p	98.3%	98.3%	0.0 p.p
Cargo Ton (thousand)	7.7	9.4	-18.3%	25.1	27.7	-9.2%	48.3	53.3	-9.4%

               * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

               (1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 33 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to 77 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 15 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

This report on Form 6-K shall be deemed TO BE incorporated by reference in the registration statement on Form F-3 (File No. 333-224546), filed with the Securities and Exchange Commission on April 30, 2018, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.